Filed by MFS Municipal Income Trust

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

MFS High Income Municipal Trust

File No.: 811-05754

MFS Investment Grade Municipal Trust

File No.: 811-05785

Date: April 2, 2026

For Immediate Release Media Contacts: Dan Flaherty, +1 617.954.4256

For Shareholders/Advisors: Brian Mastrullo, +1 617.954.7940

MFS MUNICIPAL CLOSED-END FUNDS ANNOUNCE ADJOURNMENT OF

SPECIAL SHAREHOLDER MEETINGS

BOSTON (April 2, 2026) – MFS Investment Management (“MFS”) announced today an adjournment of the special meeting of shareholders of MFS High Income Municipal Trust (NYSE: CXE) and MFS Investment Grade Municipal Trust (NYSE: CXH) (each a “Target Fund” and collectively, the “Target Funds”) held on April 2, 2026 (each a “Meeting” and collectively, the “Meetings”).

Each Meeting is adjourned to April 7, 2026, at 11:00 a.m. Eastern Time.

The Meetings were adjourned to allow for the solicitation of additional shareholder votes relating to a proposal that each Target Fund’s shareholders approve an Agreement and Plan of Reorganization between each Target Fund and the MFS Municipal Income Trust (NYSE: MFM) (the “Surviving Fund”) (each a “Reorganization” and collectively, the “Reorganizations”).

The Reorganizations

On December 10, 2025, the Board of Trustees (the “Board”) of each Target Fund unanimously approved the Reorganizations. Shareholders of each Target Fund as of December 11, 2025, were mailed a prospectus/proxy statement in early February 2026, providing additional information about each Reorganization and the factors considered by each Target Fund’s Board in approving the relevant Target Fund’s Reorganization. Each Target Fund’s Board determined that the Reorganization of that Target Fund into the Surviving Fund is in the best interests of the Target Fund’s shareholders and recommends shareholders vote in favor of their Target Fund’s Reorganization.

Conditional Tender Offer for CXH

On March 4, 2026, MFS announced that the Board authorized CXH to conduct a conditional cash tender offer for up to 50% of outstanding common shares of CXH at a price equal to 99% of CXH’s net asset value (the “Tender Offer”). The Tender Offer will be subject to certain conditions that will be set forth in a tender offer statement on Schedule TO, which will be filed with the U.S. Securities and Exchange

Commission, and an offer to purchase, which will be mailed to shareholders of CXH as of the record date upon commencement of the Tender Offer. Among other conditions, the commencement of the Tender Offer is contingent upon CXH receiving the necessary shareholder vote in favor of its Reorganization. As such, the Tender Offer will not commence unless and until the requisite shareholder vote is received at the adjourned special meeting of shareholders for CXH scheduled for April 7, 2026, or any further adjournment thereof.

Appointment of Aberdeen as Investment Adviser, the Election of Five New Trustees, and Issuance of Additional Common Shares of the Surviving Fund

On December 10, 2025, the Board of the Surviving Fund unanimously approved (i) a new investment management agreement with Aberdeen, the US Subsidiary of Aberdeen Investments, to serve as the investment adviser to the Surviving Fund following the consummation of the Reorganizations, (ii) the nomination of five new trustees to serve as the Surviving Fund’s board of trustees following the consummation of the Reorganizations, and (iii) the issuance of additional common shares of the Surviving Fund to accommodate the Reorganizations. Shareholders of the Surviving Fund as of December 11, 2025, were mailed a proxy statement in early February 2026, providing additional information and soliciting a vote in favor of each proposal, all of which were recommended by the Surviving Fund’s Board. On April 2, 2026, shareholders of the Surviving Fund approved each of the above discussed proposals.

Cautionary Statement Regarding Forward-Looking Statements

This press release may contain statements regarding plans and expectations for the future that constitute forward-looking statements within The Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking and can be identified by the use of words such as "may," "will," "expect," "anticipate," "estimate," "believe," "continue," or other similar words. Such forward-looking statements are based on the fund's current plans and expectations, are not guarantees of future results or performance, and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All forward-looking statements are as of the date of this release only; the funds undertake no obligation to update or review any forward-looking statements. You are urged to carefully consider all such factors.

About the Funds

The funds are closed-end investment company products advised by MFS Investment Management. Closed-end funds, unlike open-end funds, are not continuously offered. There is a one-time public offering and once issued, common shares of the funds are bought and sold in the open market through a stock exchange. Shares may trade at a discount to the net asset value per share. Shares of the funds are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Shares of the funds involve investment risk, including possible loss of principal.

About MFS Investment Management

In 1924, MFS launched the first US open-end mutual fund, opening the door to the markets for millions of everyday investors. Today, as a full-service global investment manager serving financial advisors, intermediaries and institutional clients, MFS still serves a single purpose: to create long term value for clients by allocating capital responsibly. That takes our powerful investment approach combining collective expertise, thoughtful risk management and long-term discipline. Supported by our culture of shared values and collaboration, our teams of diverse thinkers actively debate ideas and assess material risks to uncover what we believe are the best investment opportunities in the market. As of February 28, 2026, MFS had approximately US$669.8 billion in assets under management.

MFS Investment Management

111 Huntington Ave., Boston, MA 02199

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